ZEUUS, Inc.

31 West 27th Street, 9th Floor

New York, New York 10001

Phone: (888) 469-3887

June 21, 2023

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ZEUUS, INC.
Post-Qualification Offering Circular Amendment No. 1 to Offering Statement on Form 1-A
Filed on June 9, 2023
File No. 024-11697

Acceleration Request

Requested Date: June 21, 2023

Requested Time: 4:00 pm Eastern Time

Dear Sir or Madam:

ZEUUS, Inc (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Post-Qualification Offering Circular Amendment No. 1 to Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Craig D. Linder, who is an attorney with the Company’s outside legal counsel, Anthony L.G., PLLC, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell its shares pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

The Company requests that it be notified of such qualification by a telephone call to Bassam A.I. Al- Mutawa at (888) 469-3887 or email to him at: info@zeuus.com.

Very truly yours,

ZEUUS, Inc

By:	/s/ Bassam A.I. Al-Mutawa
Bassam A.I. Al-Mutawa
Chief Executive Officer